UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

March 21, 2013

Barclays PLC

(Names of Registrants)

1 Churchill Place

London E14 5HP

England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report is a Report on Form 6-K filed by Barclays PLC.

The Report comprises the following:

Exhibit No.	Description
1	Notice of 2013 AGM for Barclays PLC

2	Proxy forms in relation to 2013 AGM for Barclays PLC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BARCLAYS PLC

(Registrant)
Date: March 21, 2013	By:
/s/ Marie Smith
Name: Marie Smith

Title: Assistant Secretary
BARCLAYS PLC

(Registrant)
Date: March 21, 2013	By:
/s/ Marie Smith
Name: Marie Smith

Title: Assistant Secretary

This document is important and requires your immediate attention

Barclays PLC Notice of Annual General Meeting

When considering what action you should take, you are recommended to seek your own personal financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other professional adviser duly authorised under the Financial Services and Markets Act 2000. If you have sold or transferred all your shares in Barclays PLC please send this Notice of AGM and the accompanying Proxy Form to the person you sold or transferred your shares to, or to the bank, stockbroker or other agent who arranged the sale or transfer for you.

Dear Shareholder

This year’s Annual General Meeting (the ‘AGM’) will be held on Thursday 25 April 2013 at the Royal Festival Hall, London. The Notice of AGM is set out on pages 3 to 10.

This is my first AGM as Chairman of Barclays, having succeeded Marcus Agius on 1 November 2012. The circumstances of my appointment as Chairman are well-known. You will have your own views and questions on the events of last year and on our strategy of becoming the ‘Go-To’ bank, and we encourage you to use the meeting as an opportunity to express these by attending, raising questions and voting. Details of how you can vote if you cannot attend the meeting, including details of the e-voting process, can be found on page 16 of the Notice of AGM.

All of the current Directors are each submitting themselves for reappointment, with the exception of Sir Andrew Likierman. Sir Andrew has decided not to seek reappointment as he reaches his 9 year anniversary on the Board this September. I would like to take this opportunity to thank Sir Andrew on behalf of the Board for the valuable contribution he has made during what has been a critical period for Barclays. He will retire as a Director at the conclusion of the AGM.

All of the Directors, with the exception of Tim Breedon and Diane de Saint Victor who both recently joined the Board, have been subject to a formal and rigorous performance evaluation process, further details of which may be found in the Evaluation Statement in the 2012 Annual Report (which is available at www.barclays.com). I can confirm that, following the performance evaluation, each of the Directors is considered to be fully effective by the Board, having demonstrated the commitment and behaviours expected of a Barclays Director in line with our Charter of Expectations for Directors (available at www.barclays.com/corporategovernance). Each Director brings valuable skills and experience to the Board and its Committees, ensuring they are able to discharge their respective duties and responsibilities effectively. The Board has also concluded that each of the non-executive Directors standing for reappointment are independent when assessed against the criteria set out in the UK Corporate Governance Code. The biographical details of each of the Directors are included in the Notice of AGM.

I would like to draw your attention to the fact that, as well as the usual business of the AGM, the Board is proposing four items of additional business (resolutions 20, 21, 24 and 25) and would encourage you to read the accompanying explanatory notes.

The Board believes that all of the proposals set out in the Notice of AGM are in the best interests of shareholders as a whole and the Company and unanimously recommends that you vote in favour of all the resolutions, as the Directors intend to do in respect of their own beneficial holdings.

Sir David Walker

Chairman

Barclays PLC

5 March 2013

Barclays PLC. Registered in England. Registered No. 48839. Registered office. 1 Churchill Place, London E14 5HP

Directors standing for appointment

Sir David Walker, Chairman Resolution: 3	Tim Breedon, Non-executive Director Resolution: 4	Antony Jenkins, Group Chief Executive Resolution: 5	Diane de Saint Victor, Non-executive Director Resolution: 6

Directors standing for reappointment

David Booth, Non-executive Director Resolution: 7	Fulvio Conti, Non-executive Director Resolution: 8	Simon Fraser, Non-executive Director Resolution: 9	Reuben Jeffery III, Non-executive Director Resolution: 10

Chris Lucas, Group Finance Director Resolution: 11	Dambisa Moyo, Non-executive Director Resolution: 12	Sir Michael Rake, Deputy Chairman Resolution: 13	Sir John Sunderland, Non-executive Director Resolution: 14

2 Barclays PLC Notice of AGM 2013	www.barclays.com/annualreport

Notice of AGM

Notice is hereby given that the 2013 Annual General Meeting (the ‘AGM’) of Barclays PLC (the ‘Company’) will be held at the Royal Festival Hall, Southbank Centre, Belvedere Road, London SE1 8XX on Thursday 25 April 2013 at 11.00am to transact the following business:

Resolutions

To consider and, if thought fit, to pass the following resolutions, with those numbered 1 to 18 and resolutions 20 and 24 being proposed as ordinary resolutions and those numbered 19, 21 to 23 and 25 as special resolutions.

An ordinary resolution must receive more than half the votes cast in order to be passed. Special resolutions require at least three-quarters of the votes cast to be in favour.

Report and Accounts

1. That the Reports of the Directors and Auditors and the audited accounts of the Company for the year ended 31 December 2012, now laid before the meeting, be received.

We are required by the Companies Act 2006 (the ‘Act’) to present to the AGM the Reports of the Directors and Auditors and the audited accounts of the Company for each financial year (in this case for the financial year ended 31 December 2012).

The Company’s Articles of Association permit the Board to pay interim and final dividends. We use this authority rather than seeking shareholder approval of the final dividend, as to do so would delay its payment to you. The final dividend for the financial year ended 31 December 2012 will be paid on 15 March 2013.

Remuneration Report

2. That the Remuneration Report for the year ended 31 December 2012, now laid before the meeting, be approved.

The Act requires quoted companies to present to the AGM for approval the Remuneration Report (which appears in full in the 2012 Annual Report and in summary in the 2012 Annual Review).

Appointment of Directors joining the Board since the last AGM

3. That Sir David Walker be appointed a Director of the Company

Skills and Experience: Sir David joined the Board as a non-executive Director on 1 September 2012, and was appointed as Chairman on 1 November 2012. He began his career in 1961 with Her Majesty’s Treasury, where, with a period on secondment to the International Monetary Fund in Washington (1969-1973), he served until 1977. From 1977-1993, Sir David held several key positions at the Bank of England where, in 1981, he became one of four Executive Directors of the Bank. From 1988-92 he was Chairman of the Securities & Investment Board and, ex officio, a nominated member of the Council of Lloyd’s over the same period. He was a non-executive member of the Court of the Bank of England from 1988-1993. Sir David was a non-executive board member of the former CEGB and subsequently of National Power plc between 1984 and 1994. He was formerly Chairman of Reuters Venture Capital, Vice-Chairman of the Legal and General Group and was Chairman of the London Investment Bankers’ Association for four years until June 2004. Sir David joined Morgan Stanley in 1994, where he was Chairman and CEO, Morgan Stanley International, and subsequently Chairman. At the end of 2005, he retired as Chairman but remained a Senior Advisor until the end of August 2012.

Since 2007 Sir David has completed two reports and made recommendations in respect of the private equity industry and corporate governance at financial institutions. He also co-led the independent review of the report that the FSA produced into the failure of Royal Bank of Scotland and was a member of the four-person Committee chaired by Lord Woolf (former Lord Chief Justice) into ethical business conduct in BAE Systems plc, which reported in May 2008.

Independent: on appointment

Other principal external appointments: Sir David has been a member of the Group of Thirty (G30) since 1993: he is a trustee of the Group and was Treasurer from 1997-2004. He is also a trustee of the Cicely Saunders Foundation and was Chairman of the Business Leaders’ Group of the East End charity Community Links from 1995-2011.

Committee membership: Member of the Board Remuneration Committee, the Board Corporate Governance and Nominations Committee and the Board Conduct, Reputation and Operational Risk Committee (formerly Board Citizenship Committee) since 1 September 2012; Chairman of the Board Corporate Governance and Nominations Committee and Board Conduct, Reputation and Operational Risk Committee since 1 November 2012; Chairman of the Board Enterprise Wide Risk Committee since its formation in January 2013.

Note

Board Conduct, Reputation and Operational Risk Committee changed its name from Board Citizenship Committee with effect from 31 January 2013.

Barclays PLC Notice of AGM 2013	www.barclays.com/annualreport 3

Notice of AGM continued

4. That Tim Breedon be appointed a Director of the Company

Skills and Experience: Tim was appointed to the Board as a non-executive Director with effect from 1 November 2012. He was Group Chief Executive of Legal & General Group plc (L&G), until June 2012. Tim joined L&G in 1987, holding a number of roles before joining the board as Group Director (Investments) in 2002 and becoming Group Chief Executive in 2006. He remained an adviser to L&G, primarily with responsibilities in connection with Solvency II, until 31 December 2012.

Independent: yes

Other principal external appointments: Tim served as Chairman of the Association of British Insurers (ABI) between July 2010 and July 2012, having been a director since 2007. He was also chairman of the UK Government’s non-bank lending taskforce, an industry-led taskforce that looked at the structural and behavioural barriers to the development of alternative debt markets in the UK, reporting its conclusions and recommendations in March 2012. Tim was a director of the Financial Reporting Council from 2004 to 2007. He also served as a director on the Board of the Investment Management Association between 2004 and 2005. Non-executive Director at the Ministry of Justice since December 2012.

Committee membership: Member of the Board Financial Risk Committee and the Board Remuneration Committee with effect from 1 December 2012; Member of the Board Conduct, Reputation and Operational Risk Committee with effect from 1 February 2013; Member of the Board Audit Committee with effect from 1 March 2013.

5. That Antony Jenkins be appointed a Director of the Company

Skills and Experience: Antony was appointed Chief Executive on 30 August 2012, having previously been Chief Executive of Barclays Retail and Business Banking since November 2009. He started his career at Barclays in 1983, where he completed the Barclays Management Development Programme before going on to hold various roles in retail and corporate banking. He moved to Citigroup in 1989, working in both London and New York. In January 2006, he rejoined Barclays as Chief Executive of Barclaycard, where he led a revival in the fortunes of the business. He joined the Barclays Executive Committee in November 2009.

Other principal external appointments: Member of the Board of Directors of the Institute of International Finance from February 2013. Between February 2009 and February 2013, Antony represented Barclays as a Non-executive Director on the Board of Absa, the Group’s South African banking subsidiary. He was also on the Board of Visa Europe Ltd between October 2008 and December 2011.

Committee membership: Chairman of the Group Executive Committee.

6. That Diane de Saint Victor be appointed a Director of the Company

Skills and Experience: Diane was appointed as a non-executive Director with effect from 1 March 2013. She is currently General Counsel and Company Secretary and a member of the Group Executive Committee of ABB Limited, the publicly listed international power and automation technologies company based in Switzerland, where her responsibilities include Head of Legal and Integrity Group. She was formerly Senior Vice President and General Counsel of EADS, the European aerospace and defence company.

Independent: yes

Other principal external appointments: None held.

Committee membership: Member of the Board Conduct, Reputation and Operational Risk Committee since 1 March 2013.

Annual Reappointment of Directors

7. That David Booth be reappointed a Director of the Company

Skills and Experience: David joined the Board in May 2007 as a non-executive Director. David has extensive banking industry knowledge and experience, having previously been employed by Morgan Stanley from 1982 to 1992, and again from 1995 to 1997. David held various key positions within the company, including Head of Government Bond Trading, Head of Mortgage Trading, Sales and Finance and Head of Global Operations and Technology. Having retired from the Management Committee of Morgan Stanley in 1997, David now manages his own venture capital investments.

Independent: yes

Other principal external appointments: President of East Ferry Investors, Inc.

Committee membership: Chairman of the Board Financial Risk Committee since January 2010 (member since January 2008); Member of Board Corporate Governance and Nominations Committee since January 2010; Member of the Board Remuneration Committee since July 2012; Member of the Board Enterprise Wide Risk Committee since its formation in January 2013.

8. That Fulvio Conti be reappointed a Director of the Company

Skills and Experience: Fulvio joined the Board in April 2006 as a non-executive Director. Fulvio has significant financial and business experience from a career spanning over 35 years, and is currently CEO and General Manager of Enel SpA, the Italian energy company, where he was previously Chief Financial Officer from 1999 to 2005. During his career, Fulvio held the role of General Manager and CFO of Telecom Italia SpA from 1996-1998 and CFO for various private and government owned entities in Italy, was in charge of finance at Montedison-Compart, and was CFO of Montecatini. He has also held positions in finance and operations in various affiliates of Mobil Oil Corporation in Italy and Europe, where he spent his initial career spanning over 20 years.

Independent: yes

Other principal external appointments: Director of ENDESA SA since June 2009; Director of AON PLC since January 2008; Director of the Italian Institute of Technology since October 2011; President of Eurelectric since June 2011; Independent Director of RCS MediaGroup S.p.A. since April 2012; Vice President of Confindustria since June 2012.

Committee membership: Member of the Board Audit Committee since September 2006.

9. That Simon Fraser be reappointed a Director of the Company

Skills and Experience: Simon joined the Board in March 2009 as a non-executive Director. He has extensive experience of the fund management industry, having started his career at Fidelity International where he spent 27 years. During this time, Simon was President of the Investment Solutions Group and President of the Retirement Institute. He held a number of other positions during his time at Fidelity International, including President, European & UK Institutional Business, Global Chief Investment Officer, Chief Investment Officer for Asia Pacific and Chief Investment Officer of the European Investment Group.

Independent: yes

4 Barclays PLC Notice of AGM 2013	www.barclays.com/annualreport

Other principal external appointments: Director of Fidelity European Values PLC since July 2002; Director of Fidelity Japanese Values PLC since May 2000; Chairman of The Merchants Trust PLC since May 2010; Chairman of Foreign & Colonial Investment Trust PLC since May 2010; Non-executive Director of Ashmore Group Plc since February 2012.

Committee membership: Member of the Board Audit Committee and Board Remuneration Committee since May 2009.

10. That Reuben Jeffery III be reappointed a Director of the Company

Skills and Experience: Reuben joined the Board in July 2009 as a non-executive Director. Reuben has been CEO of Rockefeller & Co. since 2010 and has a broad range of banking and government experience. He previously served in the US government as Under Secretary of State for Economic, Energy and Agricultural Affairs (2007-2009); as Chairman of the Commodity Futures Trading Commission (2005-2007); and as Special Assistant to the President on the staff of the National Security Council (2004-2005). Previous to his government service, Reuben spent eighteen years at Goldman, Sachs & Co. (1983-2001) where he was managing partner of Goldman Sachs in Paris (1997-2001) and led the firm’s European Financial Institutions Group in London (1992-1997). Prior to joining Goldman Sachs, Reuben was a corporate attorney with Davis Polk & Wardwell.

Independent: yes

Other principal external appointments: Member of the International Advisory Council of the China Securities Regulatory Commission; Member of the Advisory Board of TowerBrook Capital Partners LP; Member of the Board of Directors of the Financial Services Volunteer Corps.

Committee membership: Member of the Board Financial Risk Committee since January 2010.

11. That Chris Lucas be reappointed a Director of the Company

Skills and Experience: Chris was appointed Group Finance Director and became a member of the Executive Committee in April 2007. He is responsible for a number of Group functions including Finance, Investor Relations, Treasury, Tax, Corporate Development and Corporate Secretariat. Chris joined Barclays from PricewaterhouseCoopers LLP, where he was UK Head of Financial Services and Global Head of Banking and Capital Markets. Chris has an extensive finance and accounting background, having spent most of his career working across financial services, including three years in New York as Head of the US Banking Audit Practice for Barclays for the 1999-2004 financial years and subsequently held similar roles for other global financial services organisations. Chris has announced that he has decided to retire from the Company and has agreed to remain in his role until a successor has been appointed and an appropriate handover has been completed. It is expected that this process will take a considerable time to complete.

Other principal external appointments: None held.

Committee membership: Member of Group Executive Committee.

12. That Dambisa Moyo be reappointed a Director of the Company

Skills and Experience: Dambisa joined the Board in May 2010 as a non-executive Director. She is an international economist and commentator on the global economy, with a background in financial services. Dambisa worked for the World Bank from 1993 to 1995. After completing a PhD in Economics, she worked for Goldman Sachs for eight years until November 2008 in the debt capital markets, hedge funds coverage and global macroeconomics teams.

Independent: yes

Other principal external appointments: Non-executive Director of SABMiller PLC since June 2009; Non-executive Director of Barrick Gold Corporation since April 2011; Non-executive Director of Lundin Petroleum AB (publ) until May 2012.

Committee membership: Member of the Board Financial Risk Committee since 2010; Member of the Board Conduct, Reputation and Operational Risk Committee since August 2011.

13. That Sir Michael Rake be reappointed a Director of the Company

Skills and Experience: Sir Michael joined the Board in January 2008 as a non-executive Director, and was appointed Senior Independent Director in October 2011 and Deputy Chairman in July 2012. Sir Michael has significant non-executive experience, both as a chairman and board member of listed companies. With over 30 years spent with KPMG, Sir Michael has substantial financial and commercial experience gained in Continental Europe and the Middle East. He was Senior Partner of the UK firm from 1998-2002 and Chairman of KPMG International from 2002-2007.

Independent: yes

Other principal external appointments: Chairman of BT Group plc since 2007; Chairman of easyjet Plc since January 2010 (Deputy Chairman June 2009-December 2009); Director of the Financial Reporting Council (2007-2011); Director of the McGraw-Hill Companies since 2007; Chairman of the UK Commission for Employment and Skills (2007-2010); Chairman of Business in the Community (2004-2007).

Committee membership: Chairman of the Board Audit Committee since March 2009 (member since January 2008); Member of the Board Financial Risk Committee since May 2009; Member of Board Corporate Governance and Nominations Committee since May 2009; Member of the Board Enterprise Wide Risk Committee since its formation in January 2013.

Barclays PLC Notice of AGM 2013	www.barclays.com/annualreport 5

Notice of AGM continued

14. That Sir John Sunderland be reappointed a Director of the Company

Skills and Experience: Sir John joined the Board in June 2005 as a non-executive Director. He has extensive business and Board level experience, having spent forty years with Cadbury Schweppes PLC, where he became Chief Executive in 1996 and subsequently Chairman in 2003. Sir John has significant experience as a Director of UK listed companies, and has also held a number of similar positions in trade and professional bodies, including the Confederation of British Industry and the Chartered Management Institute.

Independent: yes

Other principal external appointments: Chairman of Merlin Entertainments Limited since December 2009; Director of the Financial Reporting Council from 2004 to 2011; Adviser to CVC Capital Partners; Association Member of BUPA; Governor of Reading University Council; Chancellor of Aston University; non-executive Director of AFC Energy plc; Deputy President of the Chartered Management Institute until 2009 (President 2007-2008); Deputy President of the CBI until June 2008 (former member and President).

Committee membership: Member of the Board Remuneration

Committee since 2005 (Chairman since July 2012); Member of the Board Corporate Governance and Nominations Committee since 2006; Member of the Board Conduct, Reputation and Operational Risk Committee since August 2011; Member of the Board Enterprise Wide Risk Committee since its formation in January 2013.

Reappointment of Auditors

15. That PricewaterhouseCoopers LLP, Chartered Accountants and Statutory Auditors, be reappointed as auditors of the Company to hold office from the conclusion of this meeting until the conclusion of the next AGM at which accounts are laid before the Company.

The Act requires that auditors are reappointed at each AGM at which accounts are presented. The Board, on the unanimous recommendation of the Board Audit Committee, which has evaluated the effectiveness and independence of the Company’s external auditors, is proposing the reappointment of PricewaterhouseCoopers LLP.

Auditors’ Remuneration

16. That the Directors be authorised to set the remuneration of the auditors.

We may set the remuneration of the auditors if authorised to do so by the shareholders. This resolution seeks that authority. Details of the remuneration paid to our external auditors for 2012 and details of how we monitor the effectiveness and independence of our external auditors may be found in the 2012 Annual Report.

Political Donations

17. That, in accordance with section 366 of the Companies Act 2006 (the ‘Act’) the Company and any company which, at any time during the period for which this resolution has effect, is a subsidiary of the Company, be and are hereby authorised to:

(a) make political donations to political organisations not exceeding £25,000 in total; and

(b) incur political expenditure not exceeding £100,000 in total,

in each case during the period commencing on the date of this resolution and ending on the date of the AGM of the Company to be held in 2014 or on 30 June 2014, whichever is the earlier, provided that the maximum amounts referred to in (a) and (b) may consist of sums in any currency converted into Sterling at such rate as the Board may in its absolute discretion determine. For the purposes of this resolution, the terms ‘political donations’, ‘political organisations’ and ‘political expenditure’ shall have the meanings given to them in sections 363 to 365 of the Act.

Barclays does not give any money for political purposes in the UK nor does it make any donations to EU political organisations or incur EU political expenditure. However, the definitions of political donations and political expenditure used in the Act are very wide. As a result, they may cover activities that form part of relationships that are an accepted part of engaging with our stakeholders to ensure that issues and concerns affecting our operations are considered and addressed, but which would not be considered as political donations or political expenditure in the layman’s sense. The activities referred to above are not designed to support any political party nor to influence public support for any political party. The authority we are requesting is similar to that given by shareholders at the AGM in 2012 and is a precautionary measure to ensure that the Barclays Group does not inadvertently breach the Act.

General Authority to Allot Equity Securities

18. That, in substitution for all existing authorities but without prejudice to any authority granted pursuant to resolution 20 (if passed), the Directors be and are hereby generally and unconditionally authorised pursuant to section 551 of the Act to exercise all the powers of the Company to:

(a) allot shares (as defined in section 540 of the Act) in the Company or grant rights to subscribe for or to convert any security into shares in the Company up to an aggregate nominal amount of £1,111,721,894, $77,500,000, €40,000,000 and ¥4,000,000,000; and

(b) allot equity securities (as defined in section 560 of the Act) up to an aggregate nominal amount of £2,143,443,788 (such amount to be reduced by the aggregate nominal amount of ordinary shares allotted or rights to subscribe for or to convert any securities into ordinary shares in the Company granted under paragraph (a) of this resolution 18) in connection with an offer by way of a rights issue:

(i) to ordinary shareholders in proportion (as nearly as may be practicable) to their existing holdings; and

(ii) to holders of other equity securities (as defined in section 560 of the Act) as required by the rights of those securities, or subject to such rights, as the Directors otherwise consider necessary, and so that the Directors may impose any limits or restrictions and make any arrangements which they consider necessary or appropriate to deal with treasury shares, fractional entitlements, record dates, legal, regulatory or practical problems in, or under the laws of, any territory or any other matter, such authorities to apply (unless previously renewed, varied or revoked by the Company in General Meeting) for the period expiring at the end of the AGM of the Company to be held in 2014 or until the close of business on 30 June 2014, whichever is the earlier but, in each case, so that the Company may make offers and enter into agreements before the authority expires which would, or might require shares to be allotted or rights to subscribe for or to convert any security into shares to be granted after the authority expires and the Directors may allot shares or grant such rights under any such offer or agreement as if the authority had not expired.

6 Barclays PLC Notice of AGM 2013	www.barclays.com/annualreport

Resolution 18 is divided into two parts which, in total, will give Barclays authority to allot all of the preference shares (denominated in Sterling and other currencies) that were created in 2008 and, in certain circumstances (explained below), up to an amount approximately equal to two-thirds of the Company’s current issued ordinary share capital (excluding shares held in treasury). As at 28 February 2013, the Company did not hold any treasury shares.

Paragraph (a) of the resolution will give us a general authority to allot all of the unissued preference shares in the Company and up to a maximum aggregate nominal amount of £1,071,721,894 of ordinary shares, being equivalent to one-third of the Company’s issued ordinary share capital as at 28 February 2013.

Paragraph (b) of the resolution will give authority to us to allot up to a further one-third of the current issued ordinary share capital, provided that the allotment is made in connection with a rights issue (an offer made to existing holders allowing them to purchase securities in proportion to their existing holding) in favour of holders of equity securities (which would include ordinary shareholders).

The amount in paragraph (b) would be reduced by the nominal amount of ordinary shares already issued or assigned under the authority conferred by paragraph (a) of this resolution, so that we would not have the power to issue in total more than two-thirds of the current issued ordinary share capital pursuant to the authority granted by this resolution. However, if resolution 20 is passed, we would have the additional authority to allot shares or grant rights to subscribe for or to convert any security into shares up to an amount approximately equal to 26% of the Company’s issued ordinary share capital (excluding shares held in treasury) as at 28 February 2013, as further described in resolution 20.

Resolution 18 is in line with guidance issued by the Association of British Insurers (ABI). The Directors are also seeking authority under resolution 20 for the issuance of contingent Equity Conversion Notes (ECNs) that automatically convert into or are exchanged for ordinary shares in the Company in prescribed circumstances. This additional authority for ECNs is not contemplated by the guidance issued by the ABI but has been discussed with the ABI. For further details of the ECNs, refer to Appendix 1.

We have no current plans to make use of the authority sought under this resolution 18 except, if resolution 24 is passed, to undertake the Company’s Scrip Dividend Programme. The authority is, however, sought to ensure that the Company has maximum flexibility in managing the Group’s capital resources. We seek annual renewal of this authority in accordance with best practice.

This authority would remain in force until the end of the AGM in 2014 or the close of business on 30 June 2014, whichever is the earlier. Where the additional authority described in paragraph (b) of this resolution is used, all Directors would be required to stand for reappointment at the next AGM, although our usual practice is that Directors stand for reappointment annually.

Authority to Allot Equity Securities for Cash or to Sell Treasury Shares other than on a Pro-rata Basis to Shareholders

19. That, in substitution for all existing powers but without prejudice to any power granted pursuant to resolution 21 (if passed), and subject to the passing of resolution 18, the Directors be generally empowered pursuant to section 570 of the Act to allot equity securities (as defined in section 560 of the Act) for cash, pursuant to the authority granted by resolution 18 and/or where the allotment constitutes an allotment of equity securities by virtue of section 560(3) of the Act, in each case free of the restriction in section 561 of the Act, such power to be limited:

(a) to the allotment of equity securities in connection with an offer of equity securities (but in the case of an allotment pursuant to the authority granted by paragraph (b) of resolution 18, such power shall be limited to the allotment of equity securities in connection with an offer by way of a rights issue only):

(i) to ordinary shareholders in proportion (as nearly as may be practicable) to their existing holdings; and

(ii) to holders of other equity securities (as defined in section 560 of the Act), as required by the rights of those securities or, subject to such rights, as the Directors otherwise consider necessary, and so that the Directors may impose any limits or restrictions and make any arrangements which they consider necessary or appropriate to deal with treasury shares, fractional entitlements, record dates, legal, regulatory or practical problems in, or under the laws of, any territory or any other matter; and

(b) to the allotment of equity securities, pursuant to the authority granted by paragraph (a) of resolution 18 and/or an allotment which constitutes an allotment of equity securities by virtue of section 560(3) of the Act (in each case otherwise than in the circumstances set out in paragraph (a) of this resolution) up to a nominal amount of £160,758,284 representing no more than 5% of the issued ordinary share capital as at 28 February 2013; compliance with that limit shall be calculated, in the case of equity securities which are rights to subscribe for, or to convert securities into, ordinary shares (as defined in section 560 of the Act) by reference to the aggregate nominal amount of relevant shares which may be allotted pursuant to such rights, such power to apply (unless previously renewed, varied or revoked by the Company in General Meeting) until the end of the Company’s next AGM after this resolution is passed (or, if earlier, until the close of business on 30 June 2014) but so that the Company may make offers and enter into agreements before the power expires which would, or might, require equity securities to be allotted after the power expires and the Directors may allot equity securities under any such offer or agreement as if the power had not expired.

If we allot new equity securities or sell treasury shares for cash (other than in connection with an employees’ share scheme), we are required by the Act to first offer the securities to existing shareholders in proportion to their existing holdings (known as pre-emption rights) but we may seek shareholder approval to disapply pre-emption rights or issue equity securities on a non-pre-emptive basis.

The effect of this resolution is to renew the authority given to us in previous years to allot equity securities (which for these purposes includes the sale of treasury shares) on a non-pre-emptive basis to ordinary shareholders by way of a rights issue, for example where legal or practical difficulties in jurisdictions outside the UK may prevent the allocation of shares on a pro-rata basis. It would also allow us to allot a limited number of equity securities for cash (up to approximately 5% of the current issued ordinary share capital) without first offering them to existing shareholders. In addition, the Company is seeking authority under resolution 21 for the issuance of ECNs, or shares to be issued upon conversion or exchange of ECNs, without first offering those equity securities to existing shareholders.

The authority in this resolution 19 would remain in force until the end of the AGM in 2014 or the close of business on 30 June 2014, whichever is the earlier.

Barclays PLC Notice of AGM 2013	www.barclays.com/annualreport 7

Notice of AGM continued

We seek annual renewal of this authority in accordance with best practice. We have no current plans to make use of the authority contemplated by this resolution 19 but wish to ensure that the Company has maximum flexibility in managing the Group’s capital resources. The Company does not intend to issue more than 7.5% of its issued ordinary share capital on a non-pre-emptive basis in any three year period in exercise of the authority contemplated by this resolution 19. However, if passed, resolutions 20 and 21 would allow this level to be exceeded for the issuance of ECNs, or conversion or exchange of ECNs.

Additional General Authority to Allot Equity Securities in relation to the issuance of contingent Equity Conversion Notes (ECNs)

20. That, in addition to any authority granted pursuant to resolution 18 (if passed), the Directors be and are hereby generally and unconditionally authorised pursuant to section 551 of the Act to exercise all the powers of the Company to allot shares (as defined in section 540 of the Act) in the Company or grant rights to subscribe for or to convert any security into shares in the Company up to an aggregate nominal amount of £825,000,000 in relation to any issue by the Company or any member of the Barclays Group of contingent equity conversion notes that automatically convert into or are exchanged for ordinary shares in the Company in prescribed circumstances (‘ECNs’) where the Directors consider that such an issuance of ECNs would be desirable in connection with, or for the purposes of, complying with or maintaining compliance with the regulatory capital requirements or targets applicable to the Barclays Group from time to time, such authority to apply (unless previously renewed, varied or revoked by the Company in General Meeting) until the end of the AGM of the Company to be held in 2014 (or, if earlier, until the close of business on 30 June 2014) but so that the Company may make offers and enter into agreements before the authority expires which would, or might require shares to be allotted or rights to subscribe for or to convert any security into shares to be granted after the authority expires and the Directors may allot shares or grant such rights under any such offer or agreement as if the authority had not expired.

The effect of this resolution is to give the Directors the authority to allot shares and grant rights to subscribe for or to convert any security into ordinary shares in the Company up to an aggregate nominal amount of £825,000,000, representing approximately 26% of the Company’s issued ordinary share capital as at 28 February 2013, such authority to be exercised in connection with the issue of ECNs. Please see Appendix 1 for more information on ECNs.

This authority is in addition to the authority proposed in resolution 18, which is the usual authority sought on an annual basis in line with guidance issued by the Association of British Insurers (ABI). Although this authority is not contemplated by the guidance issued by the ABI, it has been discussed with the ABI.

The authority sought in this resolution 20 will be utilised as considered desirable to comply with or maintain compliance with regulatory capital requirements or targets applicable to the Barclays Group.

The authority will remain in force until the end of the AGM in 2014 or the close of business on 30 June 2014, whichever is earlier. The Company is intending to seek a similar authority on an annual basis.

Authority to Allot Equity Securities for Cash other than on a Pro-rata Basis to Shareholders in relation to the issuance of contingent Equity Conversion Notes (ECNs)

21. That, in addition to the power granted pursuant to resolution 19 (if passed), and subject to the passing of resolution 20, the Directors be generally empowered pursuant to section 570 of the Act to allot equity securities (as defined in section 560 of the Act) for cash pursuant to the authority granted by resolution 20, free of the restriction in section 561 of the Act, such power to apply (unless previously renewed, varied or revoked by the Company in General Meeting) until the end of the AGM of the Company to be held in 2014 (or, if earlier, until the close of business on 30 June 2014) but so that the Company may make offers and enter into agreements before the power expires which would, or might, require equity securities to be allotted after the power expires and the Directors may allot equity securities under any such offer or agreement as if the power had not expired.

The effect of this resolution 21 is to give the Directors authority to allot ECNs, or shares issued upon conversion or exchange of ECNs, without first offering them to existing shareholders. This will allow the Company to manage its capital in the most efficient and economic way for the benefit of shareholders.

If passed, this resolution will authorise the Directors to allot shares and grant rights to subscribe for or to convert any security into shares in the Company on a non-pre-emptive basis up to an aggregate nominal amount of £825,000,000, representing approximately 26% of the Company’s issued ordinary share capital as at 28 February 2013, such authority to be exercised in connection with the issue of ECNs.

Should a Trigger Event occur (please see Appendix 1 for more information on ECNs and their Trigger Events) the ECNs will convert into or be exchanged for Barclays ordinary shares. The Directors intend to give shareholders the opportunity to purchase the ordinary shares created on conversion or exchange of any ECNs on a pro rata basis, where practicable and subject to applicable laws and regulations.

The authority sought in this resolution 21 will be utilised as considered desirable to comply with or maintain compliance with regulatory capital requirements or targets applicable to the Barclays Group.

The authority will remain in force until the end of the AGM in 2014 or the close of business on 30 June 2014, whichever is earlier. The Company is intending to seek a similar authority on an annual basis.

Purchase of own Shares

22. That the Company be generally and unconditionally authorised for the purposes of section 701 of the Act to make market purchases (within the meaning of section 693 of the Act) on the London Stock Exchange of up to an aggregate of 1,286,066,272 ordinary shares of 25p each in its capital, and may hold such shares as treasury shares, provided that:

(a) the minimum price (exclusive of expenses) which may be paid for each ordinary share is not less than 25p;

(b) the maximum price (exclusive of expenses) which may be paid for each ordinary share shall not be more than the higher of:

(i) 105% of the average of the market values of the ordinary shares (as derived from the Daily Official List of the London Stock Exchange) for the five business days immediately preceding the date on which the purchase is made; and

8 Barclays PLC Notice of AGM 2013	www.barclays.com/annualreport

(ii) that stipulated by Article 5(1) of the Buy-back and Stabilisation Regulation (EC 2273/2003); and

(c) unless previously renewed, varied or revoked by the Company in General Meeting, the authority conferred by this resolution shall expire at the end of the AGM of the Company to be held in 2014 or the close of business on 30 June 2014, whichever is the earlier (except in relation to any purchase of shares the contract for which was concluded before such date and which would or might be executed wholly or partly after such date).

This resolution would enable the Company to buy back its own ordinary shares in the market. We consider it desirable to have the general authority to do this in order to provide maximum flexibility in the management of the Group’s capital resources. However, we would only use the authority if we were satisfied at the time that to do so would be in the interests of shareholders and would lead to an increase in the Group’s earnings per share.

The authority would be restricted to a maximum of 1,286,066,272 ordinary shares. This is not more than 10% of the issued share capital as at 28 February 2013.

Should we decide to purchase some of the Company’s own shares, existing rights to subscribe for shares would represent a marginally increased proportion of the current issued share capital. Details are as follows:

¡

The total number of ordinary shares that may be issued on the exercise of outstanding options as at 28 February 2013 was 151,277,917, which represented approximately 1.18% of the issued share capital at that date. As at 28 February 2013, there were no warrants over ordinary shares outstanding.

¡

If the Company were to purchase shares up to the maximum permitted by this resolution, the proportion of ordinary shares subject to outstanding options would represent approximately 1.31% of the issued share capital as at 28 February 2013.

¡

Under the Act, the Company may hold any shares bought back in treasury, which may then either be sold for cash, transferred for the purposes of an employees’ share scheme (subject, if necessary, to approval by shareholders at a General Meeting) or cancelled. The Company therefore has the choice of either cancelling or holding in treasury any of its shares which it purchases. If the Company buys any of its shares under the authority given by this resolution, we will decide at the time of purchase whether to cancel them immediately or to hold them in treasury. In relation to treasury shares, we would also have regard to any investor guidelines in relation to the purchase of shares intended to be held in treasury or in relation to their holding or resale which may be in force at the time of any such purchase, holding or resale.

General Meetings

23. That the Directors be and are hereby authorised to call general meetings (other than an AGM) on not less than 14 clear days’ notice, such authority to expire at the end of the AGM of the Company to be held in 2014 or the close of business on 30 June 2014, whichever is the earlier.

The Act requires listed companies to call general meetings on at least 21 clear days’ notice unless shareholders have approved the calling of general meetings at shorter notice. Barclays wishes to retain the option of calling general meetings, other than an AGM, on 14 clear days’ notice and the effect of this resolution is to continue to give the Directors the power to call general meetings on a notice period of not less than 14 clear days. However, as Barclays has a global shareholder base, in practice, we would always aim to give a longer notice period to ensure overseas shareholders in particular are able to participate fully. The 14 day notice period would therefore only be used in exceptional circumstances where the flexibility is merited by the business of the meeting and is thought to be to the advantage of shareholders as a whole. The resolution is valid up to the end of the next AGM or the close of business on 30 June 2014, whichever is the earlier, and it is our intention to renew the authority at each AGM. The Company offers the facility for all shareholders to vote by electronic means. This is accessible to all shareholders and would be available if the Company was to call meetings on 14 clear days’ notice. The Company also provides the ability to appoint proxies electronically through CREST and shareholders can vote online at www.barclays.com/investorrelations/vote.

Authority to introduce a Scrip Dividend Programme

24. That the Directors be authorised to exercise the power contained in Article 132 of the Company’s Articles of Association so that, to the extent and on such terms and conditions determined by the Directors, the holders of ordinary shares be permitted to elect to receive new ordinary shares credited as fully paid instead of cash in respect of all or part of any future dividend (including any interim dividend), declared or paid by the Directors or declared by the Company in general meeting (as the case may be), during the period commencing on the date of this resolution and ending on the earlier of 24 April 2018 and the beginning of the fifth AGM of the Company following the date of this resolution to the extent that the Directors decide, at their discretion, to offer a scrip dividend alternative in respect of such dividend.

Resolution 24 will allow the Directors to introduce a Scrip Dividend Programme (the ‘Programme’) providing ordinary shareholders with the option to receive new fully paid ordinary shares in Barclays in place of their cash dividend.

The Programme will enable Barclays shareholders and Sharestore members to increase their shareholding in the Company without incurring dealing costs or stamp duty. The Programme will also allow Barclays greater flexibility in managing our capital resources by retaining cash within the business.

The Programme is intended to replace the current Dividend Reinvestment Plan (DRIP) for holders of ordinary shares, which facilitates the reinvestment of their cash dividends in ordinary shares purchased on the London Stock Exchange.

It is the Directors’ current intention that the DRIP will be withdrawn before the payment of the first dividend to which the Programme applies.

The Directors will retain discretion to decide whether to offer a Scrip dividend alternative in respect of each future dividend. However, it is the Directors’ current intention to offer the Programme for each quarterly dividend paid following introduction of the Programme.

Barclays PLC Notice of AGM 2013	www.barclays.com/annualreport 9

Notice of AGM continued

The Directors will also retain discretion to withdraw the offer of a Scrip dividend alternative should they feel it is in the best interests of shareholders to do so.

Further details of the Programme are included in Appendix 2. Prior to introducing the Programme, shareholders will be sent full details of the Programme’s terms and conditions and instructions on how to participate.

In line with investor protection guidelines, and in accordance with the Company’s Articles of Association, the authority contained in this resolution is sought for five years. Unless circumstances change, we would expect to seek an extension of this authority before it expires.

It is our intention to offer a similar programme for American Depositary Receipt (‘ADR’) holders. If this is not possible, the ADR dividend reinvestment alternative will continue in order to ensure ADR holders continue to have the opportunity to reinvest their dividends in Barclays shares. The conversion of Barclays shares into ADRs under a Scrip dividend programme may be subject to Stamp Duty Reserve Tax and issuance fees.

The replacement of the DRIP with the Programme will not affect employees who receive dividend shares under the Barclays Group Share Incentive Plan or its global equivalents. Such plans operate separately and will continue to do so.

Amendment to Articles of Association

25. That, subject to the passing of resolution 24, article 132 of the Articles of Association of the Company be and is hereby altered by inserting the following as a new article 132.10 immediately after the full-stop at the end of article 132.9.2:

“For the purposes of this article 132, each participant in the Company’s dividend reinvestment plan for holders of ordinary shares (a “DRIP participant” and the “DRIP” respectively) at midnight (UK time) on an effective date to be determined at the discretion of the board in connection with the commencement of the Company’s scrip dividend programme (the “effective time”) (and whether or not the DRIP shall subsequently be terminated or suspended) shall be deemed to have elected to receive ordinary shares, credited as fully paid, instead of cash, on the terms and subject to the conditions of the Company’s scrip dividend programme as from time to time in force, in respect of the whole of each dividend payable (but for such election) after the effective time (and whether such dividend is declared before, at or after such an effective time) in respect of which the right to receive such ordinary shares instead of cash is made available, until such time as such deemed election mandate is revoked or deemed to be revoked in accordance with the procedure established by the board. The deemed election provided for in the foregoing provision of this article 132.10 shall not apply if and to the extent that the board so determines at any time and from time to time either for all cases or in relation to any person or class of persons or any holding of any person or class of persons.”

Resolution 25 proposes a change to the Company’s Articles of Association which, subject to the passing of resolution 24, will allow shareholders who participate in the DRIP on an ongoing basis to be automatically enrolled in the Programme unless they decide to tell us otherwise. Shareholders will be given the opportunity to opt-out before the first dividend to which the Programme applies, and at any time afterwards by contacting The Registrar to Barclays.

Ordinarily, in order to replace the DRIP with a Scrip Dividend Programme, DRIP participants would need to sign a new form confirming their participation in the Programme. However, as part of our ongoing commitment to shareholder service, we are proposing this special resolution to amend article 132 of the Company’s Articles of Association to allow DRIP participants to be treated as having elected to participate in the Programme (for which approval is sought in resolution 24), without the administrative burden of signing and returning a new form, recognising that shareholders who currently participate in the DRIP have already confirmed that they wish to receive ordinary shares in the Company in place of cash dividends until they tell us otherwise.

If passed, this deemed election would apply subject to any decision of the Directors to the contrary.

Further details of these arrangements are provided in Appendix 2. The terms and conditions of the Programme will be sent to shareholders and Sharestore members and made available on the www.barclays.com/ dividends when the Programme is introduced.

Employees who receive dividend shares under the Barclays Group Share Incentive Plan or its global equivalents will not be affected by this change. Such plans operate separately and will continue to do so.

By order of the Board

Lawrence Dickinson

Company Secretary

5 March 2013

1 Churchill Place

London E14 5HP

Registered in England, Company No. 48839

10 Barclays PLC Notice of AGM 2013	www.barclays.com/annualreport

Appendix 1

Your Questions Answered on Equity Conversion Notes (‘ECNs’)

Why is Barclays seeking authority to issue ECNs?

To continue to operate as a bank, Barclays must meet minimum regulatory capital requirements in the countries in which it operates. To maintain an efficient capital structure, that protects the interests of ordinary shareholders under new prudential regulatory requirements, Barclays may need to hold at least 1.5% of its Risk Weighted Assets in the form of Additional Tier 1 Capital. That Additional Tier 1 Capital must be in the form of Contingent Capital sometimes called CoCos. The capital issued to meet this requirement can currently either be in the form of Permanent Write Down Notes or ECNs and may be issued by Barclays or another member of the Barclays Group. Barclays has already issued $3bn of Permanent Write Down Notes in Tier 2 Capital Form but the flexibility to issue CoCos in ECN form enables essential diversification and efficiency. Therefore, shareholder approval is now being sought in resolutions 20 and 21 to authorise the issue of ECNs and/or shares to be issued on conversion or exchange of ECNs. It is not Barclays intention to use CoCos as part of compensation structures.

What is a Trigger Event and what will happen?

Should Barclays Common Equity Tier 1 Ratio fall below 7% (the ‘Trigger Event’), any ECNs would be converted into or exchanged for new Barclays ordinary shares. Permanent Write Down Notes would cease to have any value.

What steps can Barclays take before or on a Trigger Event?

In advance of and after a Trigger Event, Barclays management can be expected to take certain actions:

(i) Recovery Planning – Barclays is required by its regulators to have in place a Recovery Plan in case Barclays capital position should come under pressure. Should Barclays capital ratios fall, Barclays would be required to commence those planned recovery actions to improve its capital position (e.g., by reducing Risk-Weighted Assets, through a rights issue of ordinary shares or by seeking financial support from certain investors) well in advance of a Trigger Event. In the case of the launch of a rights issue, Barclays ordinary shareholders would be offered the opportunity to acquire new ordinary shares in proportion to their existing Barclays shareholding (subject to legal, regulatory or practical restrictions).

(ii) Shareholder Participation – should a Trigger Event occur (despite taking recovery actions), the Directors intend to give shareholders the opportunity to purchase the ordinary shares issued on conversion or exchange of any ECNs on a pro rata basis, where practicable and subject to applicable laws and regulations, at the same price as the holders of the ECNs would have acquired the ordinary shares. This mechanism for shareholder participation will be written into the terms and conditions of the ECNs.

The circumstances in which a Trigger Event might be expected to occur are considered to be remote given the level of capital Barclays holds in excess of the trigger level and the recovery actions it would take should such a situation seem likely to arise.

Will all ECNs be in the form of Additional Tier 1 Capital?

No. In the February 2013 Strategic Review, Barclays communicated its ‘target end state’ capital structure to the market. This includes 2% of Risk Weighted Assets in Contingent Capital – 1.5% in Additional Tier 1 Capital and 0.5% in Tier 2 Capital. As the new prudential regulatory requirements are phased in and Barclays manages its stock of legacy Tier 1 capital instruments, the proportion of CoCos (and therefore ECNs) held in Additional Tier 1 and Tier 2 form will fluctuate as Barclays transitions to its end state structure in the most efficient manner.

How does Additional Tier 1 Capital provide a more efficient capital structure?

Additional Tier 1 Capital is expected to be a cheaper form of capital than issuing new ordinary shares, lowering Barclays on-going costs for the benefit of all shareholders.

Holding Additional Tier 1 Capital also adds value to shareholders. In the February 2013 Strategic Review, Barclays announced a target Common Equity Tier 1 Ratio of 10.5%. Under new prudential regulatory requirements, holding 10.5% Common Equity Tier 1 and no Additional Tier 1 would mean there would be an increased risk of Barclays being restricted in its ability to make certain distributions, including paying dividends to ordinary shareholders. Additional Tier 1 Capital, including issuance in ECN form, therefore provides a buffer before restrictions on distributions apply.

At what price will the ECNs be converted into or exchanged for ordinary shares?

The terms and conditions for the ECNs will specify a Conversion Price or a mechanism for setting a Conversion Price for the ECNs, that is the rate at which the ECNs will be exchanged for ordinary shares.

How have you calculated the size of the authorities you are seeking?

The size of the authorities reflected in Resolutions 20 and 21 has been calculated based on Barclays target end state capital structure designed to meet the expected capital requirements under new prudential regulatory requirements. That structure includes 2% of Risk Weighted Assets in Contingent Capital. The resolutions give the Directors authority to set the specific terms of the ECNs after considering market conventions at the time. The authorities sought are set at a level to provide maximum flexibility to Barclays in managing its capital structure efficiently given the uncertainties that remain in both the precise regulatory requirements and the market for this new form of capital instrument.

Barclays PLC Notice of AGM 2013	www.barclays.com/annualreport 11

Appendix 2

No action relating to participation in the Scrip Dividend Programme needs to be taken at this time. The purpose of this Appendix is to provide shareholders and Sharestore members with summary information so that they may consider how they wish to vote in respect of Resolutions 24 and 25.

Your Questions Answered on the Scrip Dividend Programme (the ‘Programme’)

Further information regarding the Programme

The Board is recommending to shareholders that they authorise the introduction of the Programme in respect of future dividends. The Programme is intended to replace the current Dividend Reinvestment Plan (‘DRIP’) for holders of ordinary shares.

Subject to shareholder approval, it is intended that the Programme will apply at the earliest to the second interim dividend for the year ending 31 December 2013, which is expected to be announced at the end of July 2013 and paid in mid-September 2013. The DRIP will remain in place until the Programme is launched and any dividend paid in June will be offered to shareholders as a cash dividend with the additional option of acquiring further shares under the DRIP.

Participation in the Programme will be subject to and in accordance with full terms and conditions, which will be sent to shareholders and Sharestore members and made available on www.barclays.com/ dividends when the Programme is launched.

Shareholder approval to authorise the introduction of the Programme is being sought at the AGM on Thursday 25 April 2013. If approved, this authority will expire in five years. Unless circumstances change, the Directors expect to seek an extension to this authority before it expires.

What is the Programme?

The Programme will provide eligible shareholders with an opportunity, if they wish, to receive new, fully paid ordinary shares in the Company (the ‘New Shares’) instead of a cash dividend in respect of all future dividends for which the Programme is offered.

The operation of the Programme will be subject to the decision of the Directors to make the Programme available in respect of any particular dividend. Should the Directors decide not to offer the Programme in respect of any particular dividend, a cash dividend will automatically be paid instead.

Who will be eligible to join the Programme?

The Programme will be open to all of the Company’s ordinary shareholders, including Barclays Sharestore and CREST members, subject to certain restrictions for shareholders resident outside the UK as set out below. The right to elect to join the Programme will not be transferable.

ADR holders

It is intended that an alternative similar to the Programme will be offered for American Depositary Receipt (‘ADR’) holders. If this is not possible, the dividend reinvestment alternative offered on our behalf by our ADR provider will continue in order to ensure ADR holders continue to have the opportunity to reinvest their dividends in Barclays shares.

Shareholders resident outside the UK

Shareholders who are resident outside the UK will be able to participate in the Programme provided that they do not live in nor are subject to the jurisdiction of any country where their participation in the Programme would require Barclays to comply with local legal, governmental or regulatory requirements or procedures, or any similar formalities. Shareholders resident outside the UK will be responsible for ensuring that they may validly participate in the Programme and for observing all relevant formalities.

How will shareholders join or leave the Programme?

Instructions for joining or leaving the Programme will be included in the terms and conditions of the Programme which will be sent to shareholders and made available on www.barclays.com/dividends

What will be the deadline for joining the Programme?

In order to be eligible to receive New Shares in respect of a dividend under the Programme, shareholders’ elections to participate must be received by The Registrar to Barclays (or, where applicable, input through CREST) no later than 4.30 pm (London time) on the election date for the relevant dividend to be announced by the Company, which will not be more than 15 working days before the payment date for that dividend (the ‘election date’). Elections to participate received after that deadline will apply to subsequent dividends only.

What will be the deadline for leaving the Programme?

Following introduction of the Programme, shareholders may opt-out from the Programme at any time. For a withdrawal to apply in respect of a particular dividend, notice of the withdrawal must be received by The Registrar to Barclays (or, where applicable, input through CREST) no later than 4.30 pm (London time) on the election date for that dividend. Notices of withdrawal received or input after that deadline will apply to subsequent dividends only.

Will current participants in the DRIP automatically be treated as having elected to participate in the Programme?

It is intended that the DRIP will be withdrawn on introduction of the Programme. Subject to shareholder approval, it is intended that participants in the DRIP (both ordinary shareholders and Barclays Sharestore members), as at an effective date to be determined by the Directors, will automatically be treated as having elected to participate in the Programme without providing any other form of election. Shareholders will be given the opportunity to opt-out of the Programme. A full explanation of how you can opt-out will be sent to shareholders and Sharestore members along with the terms and conditions and will be made available on www.barclays.com/dividends

If you are a CREST nominee, and previously submitted an evergreen CREST Dividend Election Input Message for the DRIP, then this will need to be deleted by the CREST participant following the withdrawal of the DRIP. CREST shareholders will need to make a new election to participate in the Programme.

12 Barclays PLC Notice of AGM 2013	www.barclays.com/annualreport

What will happen to residual cash balances held under the DRIP?

As soon as reasonably practicable following the withdrawal of the DRIP, we will pay you any residual cash balances held by The Registrar on your behalf.

Where will shareholders find details of Scrip dividends made available under the Programme?

The record date, ex-dividend date, Scrip Reference share price, election date and further information in respect of any Scrip dividend will be announced and made available on www.barclays.com/dividends

How many New Shares will shareholders receive under the Programme?

The number of New Shares that shareholders will receive for each dividend will depend on the amount of the cash dividend to which they are entitled, any residual cash balance brought forward from the last Scrip dividend, the number of shares held at the dividend record date, and the Scrip Reference share price to be used in calculating shareholder entitlements.

The Scrip Reference share price will be the average of the middle market quotations for Barclays PLC Ordinary Shares on the Daily Official List of the London Stock Exchange on the five consecutive dealing days beginning on (and including) the date on which the ordinary shares are first quoted ex-dividend.

The maximum number of New Shares to be received for each dividend will be calculated as per the worked example on page 14.

What will happen to any residual cash balances?

Any cash dividend remaining after the issue of New Shares, or which was insufficient to acquire a whole share, will be carried forward (without interest) by the Company and included in the calculation for the next dividend entitlement under the terms and conditions of the Programme.

Further details of the treatment of residual cash balances will be provided in the terms and conditions, which will be sent to shareholders and made available on www.barclays.com/dividends

How will shareholders or Sharestore members be notified of how many New Shares they have received?

Once the New Shares have been issued, a statement will be sent to the shareholder or Sharestore member along with a new share certificate (where relevant), showing the number of New Shares issued, the Scrip Reference share price, and the total cash equivalent of the New Shares for tax purposes. If the cash dividend entitlement, together with any residual cash entitlement brought forward, is insufficient to acquire at least one new share, the statement will explain that no New Shares have been issued and will show how much cash will be carried forward.

CREST members will have their accounts credited directly with New Shares on the dividend payment date or as soon as practicable thereafter and will receive a statement as above.

Will New Shares issued under the Programme be included in the next Scrip dividend?

Yes. All New Shares issued under the Programme will automatically increase the shareholding on which the next entitlement to a Scrip dividend will be calculated.

What happens if a shareholder buys or sells shares?

If a shareholder or Sharestore member has bought any additional ordinary shares and they are registered prior to the record date for any dividend to which the shareholder is entitled, the additional shares will be covered by the existing election.

A shareholder’s election will be deemed to be cancelled in relation to any shares that are sold or transferred to another person, but only with effect from the registration of the relevant transfer.

Are there other circumstances in which an election will be deemed cancelled?

A shareholder or Sharestore member’s election to participate will be deemed to be cancelled on receipt by The Registrar to Barclays of proper notice of the shareholder or Sharestore member’s death, bankruptcy or mental incapacity or, in the case of a corporate shareholder, of such body being placed in liquidation. However, where the shares are held jointly with others, participation in the Programme will be continued for that shareholding.

Can shareholders participate in the Programme in respect of part of their holdings?

No, an election will only be accepted in relation to the whole of a shareholding. The Directors may, at their discretion, allow shareholders to elect in respect of part of their shareholding where they are acting on behalf of more than one beneficial holder.

What happens if a shareholder has more than one holding?

If shares are registered in more than one holding, each holding will require a separate election.

Can the Company change or cancel the Programme?

Yes, the operation of the Programme is always subject to the Directors’ decision to offer the Programme in respect of any particular dividend. The Directors may also, after such an offer is made, withdraw the offer generally at any time prior to the issue of New Shares under the Programme. The Programme may be modified, suspended or terminated at any time at the discretion of the Directors without notice to shareholders individually.

What are the tax consequences of taking part in the Programme?

The precise tax consequences of electing to receive New Shares instead of a cash dividend will depend on shareholders’ individual circumstances. A summary of the tax treatment, based on United Kingdom legislation and HM Revenue & Customs practice in place at the date that the Programme is introduced will be provided in the full terms and conditions to be sent to shareholders and made available on www.barclays.com/dividends

Barclays PLC Notice of AGM 2013	www.barclays.com/annualreport 13

Notice of AGM

Appendix 2 continued

An illustrative example of New Share entitlement under the Programme

Number of ordinary shares held:                                2,000

Dividend:                                            1p per ordinary share

Residual cash balance from previous entitlement[a]:    £2.40

Scrip Reference share price:                                       £3.04

Step 1 – maximum cash available (Cash dividend payable plus residual cash balance)	(2,000 x £0.01) + £2.40	=	£22.40

Step 2 – number of new shares to be issued (Maximum cash available (Step 1) divided by the Scrip Reference share price)	£22.40 ÷ £3.04	=	7.36842 shares, of which only 7 New Shares can be issued

Step 3 – residual cash balance carried forward (Maximum cash available less value of New Shares)	£22.40 – (7 x £3.04)	=	£1.12

  a  No residual cash balance will be available for inclusion in respect of the first dividend that the Programme applies to.

14 Barclays PLC Notice of AGM 2013	www.barclays.com/annualreport

Notes

(a)	Entitlements under CREST

Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001 the Company specifies that only those holders of shares registered in the register of members at 6.00pm on Tuesday 23 April 2013 shall be entitled to attend or vote at the meeting in respect of the number of shares registered in their name at that time. Changes to entries on the register after 6.00pm on Tuesday 23 April 2013 shall be disregarded in determining the rights of any person to attend or vote at the meeting.

(b)	Appointing a proxy

A shareholder who is entitled to attend, speak and vote at the meeting is entitled to appoint one or more people (called proxies) to attend, speak and vote on his/her behalf. They need not be Barclays shareholders. If more than one proxy is appointed, each proxy must be appointed to exercise the rights attached to different shares. A proxy will have the same number of votes on a show of hands as if the member who appointed the proxy was at the meeting.

(c)	Corporate representatives

A corporate shareholder can appoint one or more corporate representatives who may exercise, on its behalf, all its powers as a member provided that no more than one corporate representative exercises powers over the same share.

(d)	Persons nominated by shareholders

The right to appoint a proxy does not apply to persons whose shares are held on their behalf by another person and who have been nominated to receive communications from the Company in accordance with section 146 of the Act (‘nominated persons’). Nominated persons may have a right under an agreement with the registered shareholder who holds the shares on their behalf to be appointed (or to have someone else appointed) as a proxy. Alternatively, if nominated persons do not have such a right, or do not wish to exercise it, they may have a right under such an agreement to give instructions to the person holding the shares as to the exercise of voting rights.

(e)	Documents available for inspection

The following documents, which are available for inspection during usual business hours on any weekday (Saturdays, Sundays and public holidays excluded) at the Company’s registered office, 1 Churchill Place, London E14 5HP, will also be available for inspection at the Royal Festival Hall from 10.30am on Thursday 25 April 2013 until the end of the meeting: (i) copies of the executive Directors’ service contracts; (ii) copies of the non-executive Directors’ letters of appointment; and (iii) a copy of the current Articles of Association together with a copy of the Articles of Association which include the alteration proposed by resolution 25.

(f)	Total shares and voting rights

As at 28 February 2013 (being the latest practicable date before publication of this document) the Company’s issued share capital comprised 12,860,662,729 ordinary shares of 25 pence each. Each ordinary share carries the right to vote at a general meeting of the Company and, therefore, the total number of voting rights in the Company as at 28 February 2013 was 12,860,662,729.

(g)	Shareholder information

A copy of this Notice of AGM and other information required by section 311A of the Act can be found at www.barclays.com/agm

(h)	Shareholder right to ask a question

Any shareholder attending the meeting has the right to ask questions. The Company must cause to be answered any such question relating to the business being dealt with at the meeting but no such answer need be given if (i) to do so would interfere unduly with the preparation for the meeting or involve the disclosure of confidential information, (ii) the answer has already been given on a website in the form of an answer to a question, or (iii) it is undesirable in the interests of the Company or good order of the meeting that the question be answered.

(i)	Members’ statement of audit concerns

Section 527 of the Act allows shareholders who meet the threshold requirements of that section to require the Company to publish a statement on its website setting out any matter relating to: (i) the audit of the accounts to be laid at the meeting (including the auditor’s report and the conduct of the audit); or (ii) any circumstances connected with the auditor ceasing to hold office since the last meeting at which annual accounts and reports were laid in accordance with section 437 of the Act. This is known as a ‘members’ statement of audit concerns’. If such a request is received, the Company cannot require those shareholders requesting publication of the statement to meet its costs of complying with that request. The Company must also forward a copy of the statement to the auditor at the same time that it makes it available on the website. Where a members’ statement of audit concerns is received it will be included in the business of the meeting at which the accounts are laid.

(j)	Electronic communication

You may not use any electronic address provided in either this Notice of AGM or any related documents (including the Proxy Form) to communicate with the Company for any purposes other than those expressly stated.

Barclays PLC Notice of AGM 2013	www.barclays.com/annualreport 15

Shareholders’ Questions and Answers

Voting arrangements

Who is entitled to vote?

Shareholders who want to attend, speak and vote at the AGM must be entered on the Company’s register of members by no later than 6.00pm on Tuesday 23 April 2013, or if the AGM is adjourned, no later than 6.00pm two days before the time fixed for the adjourned AGM.

How do I vote?

There are four ways in which you can vote:

¡	You can vote in person at the AGM;

¡

You can appoint a proxy online to vote on your behalf on our website at www.barclays.com/investorrelations/vote. You will need your Voting ID, Task ID and Shareholder or Sharestore Reference Number, which are shown on the Proxy Form. A proxy appointment made electronically will not be valid if sent to any address other than those provided or if received after 11.00am on Tuesday 23 April 2013;

¡	You can sign the enclosed Proxy Form appointing the Chairman or another person to vote for you; or

¡	If you are a CREST member, you may choose to use the CREST electronic proxy appointment service in accordance with the procedures set out in the explanatory notes on the Proxy Form.

If you vote by Proxy Form, you should return your form to The Registrar to Barclays in the enclosed pre-paid envelope so that it is received by no later than 11.00am on Tuesday 23 April 2013. You will find details below of how to withdraw your proxy if you change your mind.

Voting on resolutions at the AGM will be by poll. This means that you will be asked to complete a Poll Card if you attend in person. We believe that a poll is the best way of representing the views of as many shareholders as possible in the voting process.

What if I plan to attend the AGM and vote in person?

If you want to vote in person at the AGM there is no need to complete the Proxy Form. Attached to the Proxy Form is a Poll Card for use by those attending the AGM. You should bring the Poll Card with you to the meeting.

If my shares are held in Barclays Sharestore how do I vote?

All Sharestore members can choose to attend, speak and vote at the AGM. If you are a Sharestore member and do not want to attend but do want to vote, you must return the enclosed Proxy Form so that Equiniti Corporate Nominees Limited can appoint whichever person you name on the Proxy Form to attend and vote on your behalf. If you return the Proxy Form but do not insert the name of your proxy then the Chairman of the meeting will vote on your behalf. Alternatively, you can appoint a proxy to vote on your behalf on our website at www.barclays.com/ investorrelations/vote. To be valid, proxy appointments must be received no later than 11.00am on Tuesday 23 April 2013.

I have been nominated by a shareholder to enjoy information rights, can I vote?

No. If you are not a shareholder you do not have a right to vote or to appoint a proxy. However, the agreement that you have with the person who nominated you to enjoy information rights may give you the right to be appointed as their proxy, or to have someone else appointed as a proxy for the AGM and to attend, speak and vote on their behalf. If you have any questions you should contact the registered shareholder (the custodian or broker) who looks after your investment on your behalf.

How will my shares be voted if I appoint a proxy?

The person you name on your Proxy Form must vote in accordance with your instructions. If you do not give them any instructions, a proxy may vote or not vote as he or she sees fit on any business of the AGM. Please see the explanatory notes on the reverse of the Proxy Form.

Can I appoint anyone to be a proxy?

Yes. You can appoint your own choice of proxy or you can appoint the Chairman as your proxy. Your proxy does not need to be a Barclays shareholder.

Can I appoint more than one proxy?

Yes. You may appoint more than one proxy, provided that each proxy is appointed to exercise rights attached to different shares. You may not appoint more than one proxy to exercise rights attached to the same share. To appoint more than one proxy you should photocopy the Proxy Form and indicate in the box that this is one of multiple instructions.

Can I change my mind once I have appointed a proxy?

Yes. If you change your mind, you can send a written statement to that effect to The Registrar to Barclays. The statement must arrive with The Registrar by 11.00am on Tuesday 23 April 2013, or you should bring it along to the AGM.

How will the votes be counted?

Each of the resolutions set out in the Notice of AGM will be voted upon on a poll. The passing of resolutions 1 to 18 and resolutions 20 and 24 are determined by a majority of votes. Resolutions 19, 21 to 23 and 25 are being proposed as special resolutions and will therefore require a 75% majority of the votes cast for them to be passed. Our Registrar counts the proxy votes received before the AGM and then counts the votes cast at the AGM. An independent third party, Electoral Reform Services, has been appointed by Barclays to monitor the shareholder voting process.

When will the results of the voting be declared?

The preliminary results of voting on the resolutions to be proposed at the AGM will be displayed in the meeting room shortly after the AGM. The final results will be announced to the London Stock Exchange and will appear on our website at www.barclays.com/agm

16 Barclays PLC Notice of AGM 2013	www.barclays.com/annualreport

Corporate Shareholders

I am a corporate shareholder – what do I need to do to attend the AGM?

Representatives of shareholders that are corporations will have to produce evidence of their proper appointment when attending the AGM. Please contact our Registrar if you need further guidance on this.

Questions

Can I ask a question at the AGM?

Yes, however, questions should only be asked on the specific business of the AGM. If you would like to ask a question at the AGM, you can register your question at the Question Registration Points in the Exhibition Area before the AGM starts. You can also register your question once the AGM has started. Any questions raised but not answered at the meeting will be reviewed by the Chairman after the AGM and a reply will be sent out within 14 days. Shareholders who are unable to attend the meeting still have the opportunity to submit a question to the Board by writing to Shareholder Relations at Barclays PLC, 1 Churchill Place, London E14 5HP or by emailing privateshareholderrelations@barclays.com

Please try to keep your questions short and relevant to the business of the AGM. We want all shareholders to have the opportunity to ask questions.

Can I ask a question about customer issues?

If you would like to ask a question about a personal customer matter at the AGM you should go to the Customer Relations Desks in the Exhibition Area. These are staffed by Senior Customer Relations personnel.

Can I ask a question about my personal shareholding?

If you would like to ask a question about your personal shareholding you should go to the Shareholder Enquiry Point in the Exhibition Area. This is staffed by The Registrar to Barclays and Barclays Stockbrokers and will be open both before and after the AGM.

Shareholders with special needs

Do you provide any documents for people with disabilities?

Copies of this Notice are available in large print, Braille or on audio CD. If you would like a copy in any of these forms, please contact The Registrar to Barclays.

Shareholder information

If you need help, contact The Registrar to Barclays

Telephone 0871 384 2055* (in the UK) +44 121 415 7004 (from overseas)	Email questions@share-registers.co.uk	Postal address The Registrar to Barclays Aspect House, Spencer Road Lancing, West Sussex BN99 6DA United Kingdom

*Calls cost 8p per minute plus network extras.

  Lines are open from 8.30am to 5.30pm,

  Monday to Friday.

Barclays PLC Notice of AGM 2013	www.barclays.com/annualreport 17

Additional information for shareholders

attending the Annual General Meeting

The AGM will be held at

The Royal Festival Hall

Southbank Centre

Belvedere Road

London SE1 8XX

A map showing the location of the

venue can be found on the right

or you can find more information

at www.southbankcentre.co.uk/

visiting-us/royal-festival-hall

Date

Thursday 25 April 2013

Time

The AGM will start promptly at 11.00am

You should allow 15 to 20 minutes for security and registration formalities.

AGM schedule

10.00am

¡	Registration desks open
¡	Tea and coffee available
¡	Q&A registration opens

11.00am

¡	The AGM starts in the Meeting Room

1.00pm (approximately)

¡	Light refreshments available

(after the conclusion of the AGM)

The final poll results are expected to be released to the London Stock Exchange on Thursday 25 April 2013.

Security

For safety reasons, security checks will be carried out on entry to the Royal Festival Hall. Please note that you will be asked to leave large bags in the cloakroom and small bags may be searched. Cameras, video recorders or tape recorders should not be used during the AGM. Mobile phones and other electronic communication devices should be turned off.

Cloakroom facilities

Cloakroom facilities will be available in the registration area.

Registration

Attendance Cards should be presented to The Registrar’s staff who will be available as you arrive at the venue. Corporate representatives, proxies and guests and Barclays Stockbrokers clients should register at the registration desks, which will be clearly signposted.

Persons with special needs

The Royal Festival Hall is easily accessible by wheelchair users and has lift access. Barclays staff will be on hand to guide you to the lifts.

Speech to text and hearing induction loop facilities will be available at the AGM. The AGM will also be signed.

An audio CD containing extracts from the 2012 Annual Review is available, free of charge, either on request in writing from The Registrar to Barclays or at the AGM.

First aid

First aid facilities will be available. Please approach any member of Barclays staff.

Refreshments

Tea and coffee will be available before the AGM. After the business of the AGM has been concluded, light refreshments will be available.

Travelling to the AGM

The nearest tube stations are Waterloo on the Bakerloo, Northern, Jubilee and Waterloo & City lines, Embankment on the District and Circle lines and Charing Cross on the Northern and Bakerloo lines. The nearest overground train stations are Waterloo and Charing Cross. Buses stop on Waterloo Bridge, York Road, Belvedere Road and Stamford Street.

18 Barclays PLC Notice of AGM 2013	www.barclays.com/annualreport

Go online

Further information on our Annual Report

www.barclays.com/annualreport

Printed on Amadeus 100 Offset made from 100% FSC certified recycled fibre sourced from de-inked post-consumer waste. The printer and manufacturing mill are both credited with ISO14001 Environmental

Management Systems Standard and both are FSC certified

9912865

Designed by Further™

furthercreative.co.uk

Barclays PLC Notice of AGM 2013	www.barclays.com/annualreport 19

Barclays PLC
Proxy Form for the Annual General Meeting (AGM)

The AGM will be held at the Royal Festival Hall, Southbank Centre,

Belvedere Road, London SE1 8XX on Thursday, 25 April 2013 at 11.00am

+				+
	Voting ID:	Task ID:	Shareholder Reference Number:

You can vote your Barclays shares online at www.barclays.com/investorrelations/vote or by completing and sending this form back in the enclosed pre-paid envelope. Before completing this form, please read the explanatory notes on the back of the form.

I/We hereby appoint the Chairman of the meeting, or	as my/our proxy to attend,
speak and vote on my/our behalf at the AGM of Barclays PLC (the Company) to be held on Thursday, 25 April 2013 and at any adjournment of that meeting.

Resolutions

The full wording of the resolutions and brief biographical details of all Directors standing for appointment and reappointment at the 2013 AGM are in the Notice of Annual General Meeting which has been sent to you with this form. Please write an X in the For, Against or Vote Withheld box for each resolution below. If you do not complete the boxes below, the person you appoint as proxy can decide whether, and how, he or she votes in relation to any matter which is properly put before the meeting.

		For	Against	Vote Withheld			For	Against	Vote Withheld
1.	To receive the Reports of the Directors and Auditors and the audited accounts for the year ended 31 December 2012.	☐	☐	☐	16.	To authorise the Directors to set the remuneration of the Auditors.	☐	☐	☐
Important: fold along this line

2.	To approve the Remuneration Report for the year ended 31 December 2012.	☐	☐	☐	17.	To authorise the Company and its subsidiaries to make political donations and incur political expenditure.	☐	☐	☐

3.	To appoint Sir David Walker as a Director of the Company.	☐	☐	☐	18.	To authorise the Directors to allot securities.	☐	☐	☐

4.	To appoint Tim Breedon as a Director of the Company.	☐	☐	☐	19.	To authorise the Directors to allot equity securities for cash or to sell treasury shares other than on a pro-rata basis to shareholders.	☐	☐	☐

5.	To appoint Antony Jenkins as a Director of the Company.	☐	☐	☐	20.	To authorise the Directors to allot equity securities in relation to the issuance of Contingent Equity Conversion Notes.	☐	☐	☐

6.	To appoint Diane de Saint Victor as a Director of the Company.	☐	☐	☐	21.	To authorise the Directors to allot equity securities for cash other than on a pro-rata basis to shareholders in relation to the issuance of Contingent Equity Conversion Notes.	☐	☐	☐

7.	To reappoint David Booth as a Director of the Company.	☐	☐	☐	22.	To authorise the Company to purchase its own shares.	☐	☐	☐

8.	To reappoint Fulvio Conti as a Director of the Company.	☐	☐	☐	23.	To authorise the Directors to call general meetings (other than an AGM) on not less than 14 clear days’ notice.	☐	☐	☐

9.	To reappoint Simon Fraser as a Director of the Company.	☐	☐	☐	24.	To authorise the Directors to introduce a Scrip Dividend Programme.	☐	☐	☐

10.	To reappoint Reuben Jeffery III as a Director of the Company.	☐	☐	☐	25.	To amend the Articles of Association of the Company to facilitate the introduction of a Scrip Dividend Programme.	☐	☐	☐

11.	To reappoint Chris Lucas as a Director of the Company.	☐	☐	☐

12.	To reappoint Dambisa Moyo as a Director of the Company.	☐	☐	☐

13.	To reappoint Sir Michael Rake as a Director of the Company.	☐	☐	☐

14.	To reappoint Sir John Sunderland as a Director of the Company.	☐	☐	☐

15.	To reappoint PricewaterhouseCoopers LLP as Auditors of the Company.	☐	☐	☐

☐	Please indicate with an X if this Proxy Form is one of multiple instructions being given. Please refer to note 4 overleaf.

Signature(s)	Date

	Please note that your votes must be received by The Registrar to Barclays no later than 11.00am on Tuesday, 23 April 2013.	2 6 7 4 – 1 1 0 – S
+			+

Barclays PLC. Registered in England. Registered No. 48839. Registered office: 1 Churchill Place, London E14 5HP

Barclays PLC
Attendance Card

Information for shareholders attending the 2013 AGM

The AGM will be held at the

Royal Festival Hall, Southbank Centre,

Belvedere Road, London SE1 8XX on

Thursday, 25 April 2013 at 11.00am

If you plan to attend the AGM, please bring this card with you. This card will allow you entry to the meeting with a minimum of formality. You will be given full instructions on what to do with this card at the appropriate time during the meeting.

Travelling to the AGM

The nearest tube stations are Waterloo on the Bakerloo, Northern, Jubilee and Waterloo & City lines, Embankment on the District and Circle lines and Charing Cross on the Northern and Bakerloo lines. The nearest overground train stations are Waterloo and Charing Cross. Buses stop on Waterloo Bridge, York Road, Belvedere Road and Stamford Street.

How to ask a question

If you intend to ask a question relating to the business of the meeting

You should register your question at one of the Question Registration Points in the Exhibition Area before the meeting starts. There is also provision to register your question once the meeting has started. Any questions raised but not answered at the meeting will be reviewed personally by the Chairman following the meeting and a reply will be sent out to you within 14 days.

If you would like to ask a question about a personal customer matter

You should go to the Customer Relations Point in the Exhibition Area. This is staffed by Senior Customer Relations personnel who will be available before, during and after the meeting.

How to find the Royal Festival Hall

Why not log on to Barclays e-view?

You do not have to receive paper shareholder information. Many Barclays shareholders go online to find out about their shareholding and Barclays performance. Barclays e-view allows you to manage your shares online and receive the latest updates by email.

To join Barclays e-view, please follow these 3 easy steps:

Step 1	Go to www.eviewsignup.co.uk
Step 2	Register for electronic communications by following the instructions on screen.
Step 3	You will be sent an activation code in the post the next working day.
If you have any questions, please contact The Registrar to Barclays.

Barclays PLC. Registered in England. Registered No. 48839. Registered office: 1 Churchill Place, London E14 5HP

Barclays PLC
Poll card for the Annual General Meeting (AGM)

The AGM will be held at the Royal Festival Hall, Southbank Centre, Belvedere Road, London SE1 8XX on Thursday, 25 April 2013 at 11.00am

This card should only be completed during the meeting

Holders of ordinary shares as well as proxies and authorised representatives of corporations are entitled to vote.

Please write an X in the For, Against or Vote Withheld box for each resolution below. If you wish to cast your votes partly for, partly vote withheld or partly against a resolution, you should write the number of votes cast For, Against or Vote Withheld in the appropriate box.

Signature(s)

Date

Resolutions
		For	Against	Vote Withheld			For	Against	Vote Withheld
1.	To receive the Reports of the Directors and Auditors and the audited accounts for the year ended 31 December 2012.	☐	☐	☐	16.	To authorise the Directors to set the remuneration of the Auditors.	☐	☐	☐

2.	To approve the Remuneration Report for the year ended 31 December 2012.	☐	☐	☐	17.	To authorise the Company and its subsidiaries to make political donations and incur political expenditure.	☐	☐	☐

3.	To appoint Sir David Walker as a Director of the Company.	☐	☐	☐	18.	To authorise the Directors to allot securities.	☐	☐	☐

4.	To appoint Tim Breedon as a Director of the Company.	☐	☐	☐	19.	To authorise the Directors to allot equity securities for cash or to sell treasury shares other than on a pro-rata basis to shareholders.	☐	☐	☐

5.	To appoint Antony Jenkins as a Director of the Company.	☐	☐	☐	20.	To authorise the Directors to allot equity securities in relation to the issuance of Contingent Equity Conversion Notes.	☐	☐	☐

6.	To appoint Diane de Saint Victor as a Director of the Company.	☐	☐	☐	21.	To authorise the Directors to allot equity securities for cash other than on a pro-rata basis to shareholders in relation to the issuance of Contingent Equity Conversion Notes.	☐	☐	☐

7.	To reappoint David Booth as a Director of the Company.	☐	☐	☐	22.	To authorise the Company to purchase its own shares.	☐	☐	☐

8.	To reappoint Fulvio Conti as a Director of the Company.	☐	☐	☐	23.	To authorise the Directors to call general meetings (other than an AGM) on not less than 14 clear days’ notice.	☐	☐	☐

9.	To reappoint Simon Fraser as a Director of the Company.	☐	☐	☐	24.	To authorise the Directors to introduce a Scrip Dividend Programme.	☐	☐	☐

10.	To reappoint Reuben Jeffery III as a Director of the Company.	☐	☐	☐	25.	To amend the Articles of Association of the Company to facilitate the introduction of a Scrip Dividend Programme.	☐	☐	☐

11.	To reappoint Chris Lucas as a Director of the Company.	☐	☐	☐

12.	To reappoint Dambisa Moyo as a Director of the Company.	☐	☐	☐

13.	To reappoint Sir Michael Rake as a Director of the Company.	☐	☐	☐

14.	To reappoint Sir John Sunderland as a Director of the Company.	☐	☐	☐

15.	To reappoint PricewaterhouseCoopers LLP as Auditors of the Company.	☐	☐	☐

Barclays PLC. Registered in England. Registered No. 48839. Registered office: 1 Churchill Place, London E14 5HP

Barclays PLC
Explanatory notes

1. Voting

If you want to attend and vote at the Barclays AGM, you must be entered on the Company’s register of members by no later than 6.00pm on Tuesday, 23 April 2013, or if the meeting is adjourned, no later than 6.00pm two days before the time fixed for the adjourned meeting.

2. Vote online

You can appoint a proxy to vote your shares online at www.barclays. com/investorrelations/vote. To log on you will need your Voting ID, Task ID and Shareholder Reference Number which are printed on the front of this form. Your votes must be registered by no later than 11.00am on Tuesday, 23 April 2013.

3. Proxy

You are entitled to attend, speak and vote at the AGM or you can appoint one or more people (called proxies) to attend, speak and vote on your behalf. A proxy need not be a Barclays shareholder but must attend the meeting in person.

Write the name of the person you have chosen as your proxy in the box on the Proxy Form unless you wish to appoint the Chairman of the meeting. If no name is inserted, the Chairman of the meeting will be authorised to vote on your behalf.

Unless you complete the Proxy Form to show how you want them to vote, your proxy or proxies can vote, or not vote, as they see fit, on any matter which is put before the meeting.

4. Multiple proxies

You can appoint more than one proxy, but if more than one proxy is appointed, each proxy must be appointed to exercise the rights attached to different shares. To appoint more than one proxy, please photocopy the Proxy Form and indicate the number of shares that you are authorising them to act as your proxy for. Mark the box on the Proxy Form to show that you have appointed more than one proxy.

5. Revoking your proxy

If you complete the Proxy Form to appoint a proxy or proxies, this will not stop you from attending and voting at the meeting if you later find you are able to do so.

6. Authority and timing

To be valid, you must return this Proxy Form, together with a certified copy of the power of attorney or other authority (if any) under which it is executed, to The Registrar to Barclays, Aspect House, Spencer Road, Lancing, West Sussex BN99 8JF United Kingdom, in the pre-paid envelope provided, so that it is received by no later than 11.00am on Tuesday, 23 April 2013.

7. Joint shareholders

The signature of any one of the joint holders will be enough to appoint either the Chairman or one or more proxies to attend, speak and vote at the meeting.

8. Vote Withheld

The ‘Vote Withheld’ option is given to enable you to abstain on any particular resolution. The ‘Vote Withheld’ is not a vote in law and will not be counted in the calculation of the proportion of votes ‘For’ or ‘Against’ a resolution.

9. Corporate shareholders

In the case of a corporation, this proxy must be given under its common seal or be signed on its behalf by an officer of the company, an attorney for the company or other persons authorised to sign.

If you are attending as a representative of a shareholder that is a corporation, you will need to show our Registrars evidence that you have been properly appointed as a corporate representative to gain entry to the AGM.

10. Euroclear electronic proxy appointment service (CREST)

If you are a user of the CREST system (including a CREST Personal Member), you may appoint one or more proxies or give an instruction to a proxy by having an appropriate CREST message transmitted. To be valid, the CREST message must be received by the receiving agent (ID RA19) no later than 11.00am on Tuesday, 23 April 2013. For this purpose the time of receipt will be taken to be the time (as determined by the timestamp generated by the CREST system) from which the receiving agent is able to retrieve the message. After this time, changes of instructions to appointed through CREST should be communicated to the proxy by other means. If you are a CREST personal member or other CREST sponsored member, you should contact your CREST sponsor for help with appointing proxies via CREST. For further information on CREST procedures, limitations and system timings, please refer to the CREST Manual (available via www.euroclear.com/CREST). The Company may treat as invalid a proxy appointment sent by CREST in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

Shareholder information

If you need help, contact The Registrar to Barclays

Telephone 0871 384 2055* (in the UK) +44 121 415 7004 (from overseas)	Email questions@share-registers.co.uk	Postal address The Registrar to Barclays Aspect House, Spencer Road Lancing, West Sussex BN99 6DA United Kingdom

*Calls cost 8p per minute plus network extras. Lines are open from 8.30am to 5.30pm, Monday to Friday.

ISO 14001	EMAS – Verified Environmental Management. Produced at an EMAS registered mill	The paper used throughout this document is produced from Elemental Chlorine Free (ECF) pulps. The wood for these is sourced from fully sustainable forests. Additionally, the manufacturing mill is certified to ISO 9002 Quality Assurance standard, the ISO 14001 Environmental Management standard, and registered with EMAS (the Eco-Management and Audit Scheme).

Barclays PLC. Registered in England. Registered No. 48839. Registered office: 1 Churchill Place, London E14 5HP

Barclays PLC Sharestore Proxy Form for the Annual General Meeting (AGM)
The AGM will be held at the Royal Festival Hall, Southbank Centre, Belvedere Road, London SE1 8XX on Thursday, 25 April 2013 at 11.00am

+	Voting ID:	Task ID:	Sharestore Reference Number:	+

You can vote your Barclays shares online at www.barclays.com/investorrelations/vote or by completing and sending this form back in the enclosed pre-paid envelope. Before completing this form, please read the explanatory notes on the back of the form.

I/We hereby instruct Equiniti Corporate Nominees Limited to appoint the Chairman of the meeting, or to attend, speak and vote on my/our behalf at the AGM of Barclays PLC (the Company) to be held on Thursday, 25 April 2013 and at any adjournment of that meeting.

Resolutions

The full wording of the resolutions and brief biographical details of all Directors standing for appointment and reappointment at the 2013 AGM are in the Notice of Annual General Meeting which has been sent to you with this form. Please write an X in the For, Against or Vote Withheld box for each resolution below. If you do not complete the boxes below, the person you appoint as proxy can decide whether, and how, he or she votes in relation to any matter which is properly put before the meeting.

		For	Against	Vote Withheld			For	Against	Vote Withheld
1.	To receive the Reports of the Directors and Auditors and the audited accounts for the year ended 31 December 2012.	☐	☐	☐	16.	To authorise the Directors to set the remuneration of the Auditors.	☐	☐	☐
Important: fold along this line

2. 3.	To approve the Remuneration Report for the year ended 31 December 2012. To appoint Sir David Walker as a Director of the Company.	☐ ☐	☐ ☐	☐ ☐	17.	To authorise the Company and its subsidiaries to make political donations and incur political expenditure.	☐	☐	☐
					18.	To authorise the Directors to allot securities.	☐	☐	☐

4. 5.	To appoint Tim Breedon as a Director of the Company. To appoint Antony Jenkins as a Director of the Company.	☐ ☐	☐ ☐	☐ ☐	19.	To authorise the Directors to allot equity securities for cash or to sell treasury shares than on a pro-rata basis to shareholders.	☐	☐	☐

6.	To appoint Diane de Saint Victor as a Director of the Company.	☐	☐	☐	20.	To authorise the Directors to allot equity securities in relation to the issuance of Contingent Equity Conversion Notes.	☐	☐	☐
7.	To reappoint David Booth as a Director of the Company.	☐	☐	☐
8.	To reappoint Fulvio Conti as a Director of the Company.	☐	☐	☐	21.	To authorise the Directors to allot equity securities for cash other than on a pro-rata basis to shareholders in relation to issuance of Contingent Equity Conversion Notes.	☐	☐	☐
9.	To reappoint Simon Fraser as a Director of the Company.	☐	☐	☐
10.	To reappoint Reuben Jeffery III as a Director of the Company.	☐	☐	☐	22.	To authorise the Company to purchase its own shares.	☐	☐	☐

11.	To reappoint Chris Lucas as a Director of the Company.	☐	☐	☐	23.	To authorise the Directors to call general meetings (other than an AGM) on not less than 14 clear days’ notice.	☐	☐	☐
12.	To reappoint Dambisa Moyo as a Director of the Company.	☐	☐	☐
13.	To reappoint Sir Michael Rake as a Director of the Company.	☐	☐	☐	24.	To authorise the Directors to introduce a Scrip Dividend Programme.	☐	☐	☐
14.	To reappoint Sir John Sunderland as a Director of the Company.	☐	☐	☐	25.	To amend the Articles of Association of the Company to facilitate the introduction of a Scrip Dividend Programme.	☐	☐	☐
15.	To reappoint PricewaterhouseCoopers LLP as Auditors of the Company.	☐	☐	☐
☐ Please indicate with an X if this Proxy Form is one of multiple instructions being given. Please refer to note 4 overleaf.

Signature(s)	Date

Please note that your votes must be received by The Registrar to Barclays no later than 11.00am on Tuesday, 23 April 2013.	2674–111–S

+	+

Equiniti Financial Services Limited. Registered in England and Wales.

Registered No. 6208699. Registered office: Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA, United Kingdom

Barclays PLC. Registered in England. Registered No. 48839. Registered office: 1 Churchill Place, London E14 5HP

Barclays PLC Sharestore Attendance Card

Information for shareholders attending the 2013 AGM

The AGM will be held at the

Royal Festival Hall, Southbank Centre,

Belvedere Road, London SE1 8XX on

Thursday, 25 April 2013 at 11.00am

If you plan to attend the AGM, please bring this card with you. This card will allow you entry to the meeting with a minimum of formality. You will be given full instructions on what to do with this card at the appropriate time during the meeting.

Travelling to the AGM

The nearest tube stations are Waterloo on the Bakerloo, Northern, Jubilee and Waterloo & City lines, Embankment on the District and Circle lines and Charing Cross on the Northern and Bakerloo lines. The nearest overground train stations are Waterloo and Charing Cross. Buses stop on Waterloo Bridge, York Road, Belvedere Road and Stamford Street.

How to ask a question

If you intend to ask a question relating to the business of the meeting

You should register your question at one of the Question Registration Points in the Exhibition Area before the meeting starts. There is also provision to register your question once the meeting has started. Any questions raised but not answered at the meeting will be reviewed personally by the Chairman following the meeting and a reply will be sent out to you within 14 days.

If you would like to ask a question about a personal customer matter

You should go to the Customer Relations Point in the Exhibition Area. This is staffed by Senior Customer Relations personnel who will be available before, during and after the meeting.

How to find the Royal Festival Hall

Why not log on to Barclays e-view?

You do not have to receive paper shareholder information. Many Barclays shareholders go online to find out about their shareholding and Barclays performance. Barclays e-view allows you to manage your shares online and receive the latest updates by email.

To join Barclays e-view, please follow these 3 easy steps:

Step 1	Go to www.eviewsignup.co.uk
Step 2	Register for electronic communications by following the instructions on screen.
Step 3	You will be sent an activation code in the post the next working day.
If you have any questions, please contact The Registrar to Barclays.

Equiniti Financial Services Limited. Registered in England and Wales. Registered No. 6208699.

Registered office: Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA, United Kingdom

Barclays PLC. Registered in England. Registered No. 48839. Registered office: 1 Churchill Place, London E14 5HP

Barclays PLC Sharestore
Poll card for the Annual General Meeting (AGM)

The AGM will be held at the Royal Festival Hall Southbank Centre Belvedere Road London SE1 8XX on Thursday, 25 April 2013 at 11.00am

This card should only be completed during the meeting

Members of Barclays Sharestore, their proxies and authorised representatives of corporations are entitled to vote.

Please write an X in the For, Against or Vote Withheld box for each resolution below. If you wish to cast your votes partly for, partly vote withheld or partly against a resolution, you should write the number of votes cast For, Against or Vote Withheld in the appropriate box.

Signature(s)

Date

Resolutions
		For	Against	Vote Withheld			For	Against	Vote Withheld
1.	To receive the Reports of the Directors and Auditors and the audited accounts for the year ended 31 December 2012.	☐	☐	☐	16.	To authorise the Directors to set the remuneration of the Auditors.	☐	☐	☐

2.	To approve the Remuneration Report for the year ended 31 December 2012.	☐	☐	☐	17.	To authorise the Company and its subsidiaries to make political donations and incur political expenditure.	☐	☐	☐

3.	To appoint Sir David Walker as a Director of the Company.	☐	☐	☐	18.	To authorise the Directors to allot securities.	☐	☐	☐

4.	To appoint Tim Breedon as a Director of the Company.	☐	☐	☐	19.	To authorise the Directors to allot equity securities for cash or to sell treasury shares other than on a pro-rata basis to shareholders.	☐	☐	☐

5.	To appoint Antony Jenkins as a Director of the Company.	☐	☐	☐	20.	To authorise the Directors to allot equity securities in relation to the issuance of Contingent Equity Conversion Notes.	☐	☐	☐

6.	To appoint Diane de Saint Victor as a Director of the Company.	☐	☐	☐	21.	To authorise the Directors to allot equity securities for cash other than on a pro-rata basis to shareholders in relation to the issuance of Contingent Equity Conversion Notes.	☐	☐	☐

7.	To reappoint David Booth as a Director of the Company.	☐	☐	☐	22.	To authorise the Company to purchase its own shares.	☐	☐	☐

8.	To reappoint Fulvio Conti as a Director of the Company.	☐	☐	☐	23.	To authorise the Directors to call general meetings (other than an AGM) on not less than 14 clear days’ notice.	☐	☐	☐

9.	To reappoint Simon Fraser as a Director of the Company.	☐	☐	☐	24.	To authorise the Directors to introduce a Scrip Dividend Programme.	☐	☐	☐

10.	To reappoint Reuben Jeffery III as a Director of the Company.	☐	☐	☐	25.	To amend the Articles of Association of the Company to facilitate the introduction of a Scrip Dividend Programme.	☐	☐	☐

11.	To reappoint Chris Lucas as a Director of the Company.	☐	☐	☐

12.	To reappoint Dambisa Moyo as a Director of the Company.	☐	☐	☐

13.	To reappoint Sir Michael Rake as a Director of the Company.	☐	☐	☐

14.	To reappoint Sir John Sunderland as a Director of the Company.	☐	☐	☐

15.	To reappoint PricewaterhouseCoopers LLP as Auditors of the Company.	☐	☐	☐

Equiniti Financial Services Limited. Registered in England and Wales. Registered No. 6208699.

Registered office: Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA, United Kingdom

Barclays PLC. Registered in England. Registered No. 48839. Registered office: 1 Churchill Place, London E14 5HP

Barclays PLC Sharestore
Explanatory notes

1. Voting

If you want to attend and vote at the Barclays AGM, you must be entered on the Barclays Sharestore register of members by no later than 6.00pm on Tuesday, 23 April 2013, or if the meeting is adjourned, no later than 6.00pm two days before the time fixed for the adjourned meeting.

2. Vote online

You can appoint a proxy to vote your shares online at www.barclays.com/investorrelations/vote. To log on you will need your Voting ID, Task ID and Sharestore Reference Number which are printed on the front of this form. Your votes must be registered by no later than 11.00am on Tuesday, 23 April 2013.

3. Proxy

You are entitled to attend, speak and vote at the AGM or you can appoint one or more people (called proxies) to attend, speak and vote on your behalf. A proxy need not be a Barclays shareholder but must attend the meeting in person.

Write the name of the person you have chosen as your proxy in the box on the Proxy Form unless you wish to appoint the Chairman of the meeting. If no name is inserted, the Chairman of the meeting will be authorised to vote on your behalf.

Unless you complete the Proxy Form to show how you want them to vote, your proxy or proxies can vote, or not vote, as they see fit, on any matter which is put before the meeting.

4. Multiple proxies

You can appoint more than one proxy, but if more than one proxy is appointed, each proxy must be appointed to exercise the rights attached to different shares. To appoint more than one proxy, please photocopy the Proxy Form and indicate the number of shares that you are authorising them to act as your proxy for. Mark the box on the Proxy Form to show that you have appointed more than one proxy.

5. Revoking your proxy

If you complete the Proxy Form to appoint a proxy or proxies, this will not stop you from attending and voting at the meeting if you later find you are able to do so.

6. Authority and timing

To be valid, you must return this Proxy Form, together with a certified copy of the power of attorney or other authority (if any) under which it is executed, to The Registrar to Barclays, Aspect House, Spencer Road, Lancing, West Sussex BN99 8JF United Kingdom, in the pre-paid envelope provided, so that it is received by no later than 11.00am on Tuesday, 23 April 2013.

7. Joint Sharestore members

The signature of any one of the joint holders will be enough to appoint either the Chairman or one or more proxies to attend, speak and vote at the meeting.

8. Vote Withheld

The ‘Vote Withheld’ option is given to enable you to abstain on any particular resolution. The ‘Vote Withheld’ is not a vote in law and will not be counted in the calculation of the proportion of votes ‘For’ or ‘Against’ a resolution.

9. Corporate Sharestore members

In the case of a corporation, this proxy must be given under its common seal or be signed on its behalf by an officer of the company, an attorney for the company or other persons authorised to sign.

If you are attending as a representative of a shareholder that is a corporation, you will need to show our Registrars evidence that you have been properly appointed as a corporate representative to gain entry to the AGM.

Shareholder information

If you need help, contact The Registrar to Barclays

Telephone 0871 384 2055* (in the UK) +44 121 415 7004 (from overseas)	Email questions@share-registers.co.uk	Postal address The Registrar to Barclays Aspect House, Spencer Road Lancing, West Sussex BN99 6DA United Kingdom

*Calls cost 8p per minute plus network extras.

 Lines are open from 8.30am to 5.30pm,

 Monday to Friday.

ISO 14001	EMAS – Verified Environmental Management. Produced at an EMAS registered mill	The paper used throughout this document is produced from Elemental Chlorine Free (ECF) pulps. The wood for these is sourced from fully sustainable forests. Additionally, the manufacturing mill is certified to ISO 9002 Quality Assurance standard, the ISO 14001 Environmental Management standard, and registered with EMAS (the Eco-Management and Audit Scheme).

Equiniti Financial Services Limited. Registered in England and Wales.

Registered No. 6208699. Registered office: Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA, United Kingdom

Barclays PLC. Registered in England. Registered No. 48839. Registered office: 1 Churchill Place, London E14 5HP